Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kupol becomes first mine in Russia
to obtain ICMI environmental certification

Toronto, Ontario, December 22, 2009 – Kinross Gold Corporation announced today that its Kupol mine in the Far East Region of the Russian Federation has been fully certified under the International Cyanide Management Code. Kupol is the first mine in Russia to obtain this certification, which was received based on a thorough independent third-party audit of the mine operations.

In November 2009, Kupol’s transportation group was also certified as fully compliant with the International Cyanide Management Code, making it the first mine-operated transportation group in the world to be certified. That certification covers the storage and transportation of cyanide from Port of Pevek facilities to Kupol via a 430-kilometre ice road. The ice road is built annually to transport supplies to the Kupol site.

The Cyanide Management Code is a voluntary code that focuses on the safe manufacture, transportation, storage, use and decommissioning of cyanide and associated facilities used for the production of gold. It was developed by a multi-stakeholder group under the guidance of the United Nations Environment Program, with the goal of responsible management of cyanide used in gold mining to enhance the protection of human health and the environment.  Consistent with Kinross’ commitment to world-class environmental stewardship and corporate responsibility, the Company was one of the original signatory companies of the Code.

“Kupol’s full certification is a testament to the hard work, dedication and commitment of our team at the mine,” said James Crossland, Kinross Gold Executive Vice-President External Relations and Corporate Responsibility. “We are fully committed to the goals of the Cyanide Management Code, and safe, environmentally responsible operating standards for all our Kinross operations.”

Certification for Kinross’ La Coipa mine in Chile will commence in 2010. All other Kinross operations – including Maricunga in Chile; Paracatu and Crixás in Brazil; and Round Mountain, Fort Knox and Kettle River-Buckhorn in the US – are now certified under the Cyanide Management Code.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in the United States, Brazil, Chile, Ecuador and Russia, and employs approximately 5,500 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com

www.kinross.com